

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

Steven T. Lowe, Esquire
Secretary and Director
Vantage Health
11400 West Olympic Boulevard, Suite 640
Los Angeles, California 90064-1567

> **Re:** **Vantage Health**
> **Registration Statement on Form S-1**
> **Amendment no. 1 filed October 20, 2010**
> **File No. 333-168930**

Dear Mr. Lowe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Prospectus Cover Page

1. We note your reference to the approximately $23.6 million you will receive upon exercise of the outstanding warrants at $3 per share. We also note the lack of a market for your common stock and your stated public offering price of $0.003 per share. Accordingly, there currently appears to be a low probability of any exercise of the outstanding warrants. Please delete the reference on the cover page to the proceeds you will receive upon exercise of the outstanding warrants and elsewhere in the prospectus as may be applicable.

Summary – General

2. The amount of detail you include in the summary appears to overwhelm the most significant aspects of the offering. Please delete the discussion you have included in the

section entitled "Tender Process" on page 3 through the section entitled "Begin Production" on page 7 and relocate the information you wish to retain in your business discussion.

Summary, page 3

3. Please expand the discussion to state when and where Vantage was formed.

4. Please expand the discussion to prominently clarify, if true, that Vantage and its subsidiaries are newly formed, have no operations, revenues, or manufacturing facilities, and currently lack the expertise and resources to implement its business plan. In addition, the discussion should clearly state that while the company hopes to eventually build and operate a manufacturing plant, the company initially plans to submit bids to participate in a South African government process to acquire pharmaceuticals, and, if awarded a bid, to acquire fully formulated pharmaceuticals from third parties, sell the acquired pharmaceuticals in the government tender, and use the net proceeds, if any, from these sales to fund its future activities.

5. As previously requested in comment 8, please clarify the distinction between and/or the relationship between your proposed API manufacturing plant and a formulation and packaging plant. In addition, please clarify who will own the manufacturing plant and who will own the formulation and packaging plant.

6. Please expand the discussion to state when Moxisign was formed and the specific nature and extent of its current operations. In addition, we note the disclosure on page 25 that the 49% interest in Moxisign not owned by Vantage is held in the name of your CEO. Accordingly, it appears that a BBBEE does not own the minimum percentage of Moxisign to enable the registrant, through Moxisign, to bid at the government tender. Please revise the disclosure to clearly indicate, if true, that the registrant is currently unable to participate in the government tender process.

7. We note your statement that only South African registered companies are entitled to bid at SA government tenders. Please confirm whether a South African registered company controlled by a foreign entity, such as Vantage Health, is entitled to bid at SA government tenders. Similarly, please clarify whether South African registered companies controlled by a foreign manufacturer of APIs or a potential foreign technology partner are entitled to bid at government tenders. If so, please explain why such a foreign entity may consider a partnership with Vantage instead of developing a manufacturing or formulation/packaging facility itself. In this regard, we note the registrant's apparent lack of pharmaceutical industry expertise and your limited financial resources.

8. We note you intend "to bid at the government tender and if successful build a relationship with a technology partner to start the process of building a manufacturing plant…." Please briefly explain how the tenders will be awarded, i.e. is the South African

government requesting bids at a pre-determined price, on a cost plus basis, or the lowest price?

9. Please expand the discussion in the last sentence of the third paragraph to explain what you mean by the phrase "sourcing the necessary technology partner and operational team to coordinate the project." For example, it is unclear whether you are referring to construction of the manufacturing plant, the formulation and packaging plant, or the supply of fully formulated product. In addition, what operational team and project are you referring to in your discussion?

10. We note "the revenue generated from the initial supply contract of fully formulated ARV's will be utilized to partly fund the project." Please clarify whether the revenue from the contract will be used or the net income, if any. In addition, in view of your limited resources, please explain how and when you intend to pay the supplier(s) of the fully formulated ARV's.

"We are at risk of the Department of Health not awarding Moxisign…," page 10

11. We note your response to comment 18. In addition to the minimum percentage of the tender that must be awarded, if you are dependent on a tender of at least some minimum dollar amount in size, please expand the discussion to address this aspect as well.

"We are at risk of the Department of Health not renewing our supply agreement past the 2012 period…," page 10

12. The use of the term "renewing" may tend to imply that you will be awarded the contract. Please revise the subheading to remove the suggestion a portion of the contract will be awarded to you.

"If we are unable to arrange a technology partnership…," page 10

13. We note your response to comment 20 and reissue the comment in part. Please tell us why management's lack of experience in building and operating a pharmaceutical facility, particularly in light of your need for a technology partner, is not considered material enough to warrant risk factor disclosure.

Risk Factors – General

14. We note your response to comment 23, however we were not able to locate your discussion of the amount of additional financing you would need and when. In this regard, we also note the Amol Pharmaceuticals agreement appears to require you to make an upfront payment of 50% of confirmed orders on a quarterly basis and the balance of

50% payment before shipment. Please tell us whether you currently have sufficient financial resources to fulfill this requirement of the Amol agreement.

Determination of the Offering Price, page 16

15. We note your response to comment 24 and reissue the comment. The disclosure on page 16 contradicts the information presented on the facing and cover pages. Please revise.

Description of Business, page 25

16. We note your response to comment 30 and reissue the comment in part. It appears that words, phrases and/or punctuation have been omitted from the revised discussion and, accordingly, it may be difficult for a potential investor to understand the current presentation. Please revise as may be appropriate.

17. Please expand the discussion to explain the circumstances surrounding the Department of Trade and Industry's advice to Dr. Ramakrishnan about the supply of ARVs in South Africa.

18. Please expand the discussion to state when Moxisign was incorporated. We note the discussion on page 31 to the effect Moxisign was formed in 2009, prior to the formation of Vantage. In addition, please also state the price in US dollars that Vantage paid for the 51% interest in Moxisign. Please consider the inclusion of the rand/dollar exchange rate as of the most practicable date.

19. Please explain what you mean by the phrase "in the event of a successful capital raise, financial benefits would accrue to both the local company (49%) and Vantage Health shareholders in the USA (51%). In this regard, it is unclear why the raising of capital in the US by Vantage would benefit Moxisign by 49% or only Vantage shareholders in the USA.

20. Please explain the relationship, if any, between the intended use of proceeds from a capital raise in the US by Vantage and the use of proceeds from the sale of formulated products to fund Moxisign's development plans. In this regard, we note the discussion at the top of page 26 that Vantage is under no obligation to provide management assistance or financing to Moxisign.

21. We note the business section does not address how you propose to pay for the construction of your proposed facilities in South Africa. We also note the discussion currently at the top of page 4 with respect to the estimated $11 million dollars of cash flow to the company if the company received 10% of the tender. This projection appears to be derived from the discussion on pages 34-35 of your initial registration statement. The original calculation was apparently based on your receipt of 20% of the tender and reflected a projected amount of gross profits. Since you state you have no intention of

submitting a bid for the tender upon which the original estimate was based and the calculation does not appear to take into account any deductions from gross profits, it appears the projected source of capital is no longer applicable. Please expand the business section to explain how you propose to finance the construction of your facilities.

Moxisign's Board, page 27

22. Please expand the discussion to provide the respective ages of the directors.

23. We note the discussion on page 31 concerning the distribution of Moxisign's profits and that Vantage will receive 51% of distributable net profit and the remaining 49% of Moxisign profit will be distributed according to the BBBEE shareholding. Please define the term "distributable net profit." In addition, in view of the discussion on page 4 and elsewhere relative to the use of profit or cash flow to fund your development plans, please explain how the aforementioned distribution, if required, may impact you business plan, including facilities construction.

24. We note your response to the first bullet in comment 38 and reissue the comment. The fact there were only two bidders in the prior tender and the losing bidder sued the South African government does not appear to support the statement that a small number of companies control the pharmaceutical supply industry. In this regard, we also note your stated reason for not participating in the July 2010 tender, your plan to participate in the next tender, and the fact you currently have no pharmaceutical supply business. Please advise or revise the discussion.

25. We note your statement on page 32 concerning your perception that most foreign ARV manufacturers are not committing to developing a South African production facility. Please expand the discussion to provide a basis for this perception and to address the implication that a number of foreign manufacturers may be interested in the development of a South African production facility. Since Moxisign is a foreign controlled entity, it would appear that foreign manufacturers could also establish South African subsidiaries for production facilities, presenting an additional competitive risk for possible inclusion in the risk factor section.

State of the South African HIV/AIDS Epidemic, page 32

26. We note your statement concerning higher prices for some ARVs and the reluctance of local manufacturers to reduce the prices of locally formulated ARVs. In addition, you appear to attribute some aspect of the higher price for ARVs to the lack of API production in South Africa. However, you also discuss the impact of the use of generics and the production of ARVs in keeping with the most recent guidelines. None of these statements appear to support your statements relative to the government's attempts to reduce pharmaceutical monopolies and encourage local API production. Please advise or revise.

27. Please expand the discussion on page 34 to state the basis for the statement concerning what the next anticipated tender will require.

28. Please expand the discussion on page 34 to provide additional information relative to your acquisition of TDF including the dates, quantity, cost, how payment was made or will be made, and term and termination provisions of any supply agreement. If the procurement is in the form of a supply or similar agreement, please file the agreement as an exhibit or provide an analysis as to why the agreement does not need to be filed.

29. We note the discussion on pages 35-42 concerning the value chain of the South African pharmaceutical sector, direct benefits, indirect benefits, and government support. The inclusion of these sections and/or the proposed changes to the disclosure, do not appear to be responsive to comment one. As previously requested, please limit your disclosure in these areas to actions the government has taken or proposes to take that will or could materially impact the company and explain how you expect those actions could affect you.

Reliablility of Supply, page 37

30. Please expand the discussion to indicate whether the lack of a secure supply of ARVs has impacted the South African antiviral treatment program in the past. In addition, please explain how the concern for reliability of supply, if widespread, may impact your plan to provide ARVs to sub Sahara Africa. For example, if countries prohibited foreign competition in order to protect a local supplier of ARVs, such action would appear to impact your plans for product sales outside of South Africa.

Government Support, page 40

31. We note your statement on page 42 that the government's action in 2007 in supporting an local formulator over a foreign competitor even though the local bid was 40% higher is an example of the South African's government support for local production over foreign companies. Please reconcile this observation with your statement at the top of page 42 that the South African government's rationale in the forthcoming tender was probably that the government was "keen to let competitive market forces determine the costs of drug procurement and avoid any future litigation."

Potential Technical Partners, page 43

32. We note your reference to phases 2 and 3, however you have not explained to what these phases refer or the number of phases that may exist. Please revise the discussion to describe and explain the phases the first time you utilize the terminology.

Local Partners and Black Economic Empowerment, page 44

33. Please reconcile you discussion pertaining to a BBBEE consortium with the fact shares of Moxisign have not been issued to such a consortium. In addition, please explain how this lack of BBBEE ownership may impact your attempt to receive a tender award.

Department of Health (DOH) ARV Tender 2010, page 45

34. Please clarify what you mean by the statement in the first paragraph of this section that the ARV tender for 2010 is already up for renewal. In addition, how does this ARV tender for 2010 relate to the July 2010 tender for which you prepared a bid that you did not submit?

35. We note the reference in the second paragraph of this section to the July 2010 two year supply tender advertisement. Please clarify how a two year tender is considered one for an abbreviated period when you also note that tenders are normally for two years.

36. Please explain how a successful candidate may be penalized if it fails to make timely delivery of the product. In addition, please explain the requirement for performance security and how you propose to fulfill such requirement. We note performance security shall be in the form of a bank guarantee, irrevocable letter of credit, or a cashier's or certified check.

37. Please expand the discussion to address the relationship between evaluation criteria set forth in the bid for tender and preference points. In this regard, we note the materials for the August 2010 closing refers to a 90/10 preference point system wherein the bid price could account for up to 90 points of the score and up to 10 points could be awarded to a bidder for being a historically disadvantaged individual (HDI) and/or subcontracting with a historically disadvantaged individual and/or achieving any of the specified goals stipulated in the Preferential Procurement regulations.

38. With respect to preference points, we note that the points claim form for Bid no. RT 71-2010MF, the August 2010 tender for ARVs, indicates the points for HDI equity ownership shall be equated to the percentage of the company's shares owned by individuals classified as HDIs "who are actively involved in the management and daily business operations of the enterprise and exercise control over the enterprise commensurate with their degree of ownership." In addition, "where individuals are not actively involved in the management and daily business operations and do not exercise control over the enterprise commensurate with their degree of ownership, equity ownership may not be claimed." Please expand the discussion to address whether and how you believe you meet the requirements for such preference points.

39. We note you initially propose to acquire formulated drugs from third parties to fulfill the tender requirements. We note the form for preference points states "a person awarded a

contract as a result of preference for contracting with, or providing equity ownership to an HDI, may not subcontract more than 25% of the value of the contract to a person who is not an HDI or does not qualify for the same number or more preference for equity ownership." It appears the drugs you propose to sell to the government may be considered as provided by a subcontractor. Please explain how such an arrangement will entitle you to preference points on the basis of an HDI owned enterprise. We may have additional comments.

40. Please explain how a month-to-month tender operates and how it is different from other tender options.

41. Please explain how a possible change of the ARV of choice to FDC may affect your business operation plans.

42. Since the tender has not yet been awarded and it is not anticipated to be awarded until the end of the first quarter of 2011, please expand the discussion to explain how the South African government currently obtains the pharmaceuticals which are the subject of the tender.

43. Please expand the discussion to indicate when, if ever, you may participate in the tender process. In this regard, we note:
   - it is not currently anticipated that the July 2010 tender will be awarded prior to February-March 2011;
   - the next tender may not be announced prior to the July 2010 tender award date;
   - the next tender for bid may not pertain to the pharmaceuticals that you may wish to pursue in the bid process;
   - that the tender will remain open for a period of time; and
   - that the decision process by the South African government to determine who will participate in the tender may require 12-16 weeks.

   We also note the discussion currently on page 6 under "Submission of and Approval of Post 2010 Proposal." The discussion in this section refers to your participation in the "second 2012 tender," however the discussion does not identify the first 2012 tender. If the first 2012 tender is the first tender in which you intend to submit a bid, please revise the discussion to clarify this fact.

The Government's Tender Bidding Process, page 46

44. Please identify the tender bid adjudicating committee and how its members are selected. In addition, please identify who establishes the terms, conditions and point system for the bid tender.

45. We note your statement on page 4 that you would need to obtain a tender award of at least $54 million US for a viable business for Moxisign. Please explain whether your tender can be conditioned on an allocation of at least this minimum amount. In addition, please clarify whether, if the South African government determines to seek a month to month tender for FDCs, you will unable to participate in the tender bid process because the tender, if awarded, may be below the $54 million US minimum.

46. Please expand the discussion relative to your determination not to submit a bid for the July 2010 tender. In this regard, we note you apparently were aware of the terms of the request for tender at the time of the initial filing of the registration statement and, in fact, had prepared a bid. In addition, since you currently have no specified expertise or productive capability, and will rely on third party suppliers of whatever product for which you may submit a bid, please expand the discussion to explain:
    - the significance of a tender for ARVs including TDF but no Fixed Drug Combinations of ARVs which included TDF;
    - why you did not want to participate in a month to month tender; and
    - why you determined to concentrate on an FDC tender.

47. We note the materials you provided in response to comment 17 lists approximately 35 drugs for which tender is sought. Please clarify whether the bidding procedures require you to bid on all of the listed drugs as a group or can you select to bid on a limited number of drugs. If your ability to bid in a tender process will be affected by the fact your technology partner may not produce all of the drugs subject to the tender, please expand the discussion to address this fact and consider whether risk factor disclosure is warranted.

Report of Independent Registered Public Accounting Firm, page F-1

48. Please refer to your response to comment 58. Please file the letter from your auditor electronically on EDGAR.

49. Please tell us why the auditor did not dual date its report to address the restatement of your cash flow statement and why it did not include an explanatory paragraph to address the restatement. Please include a report that has been revised by them to address the restatement.

Notes to consolidated Financial Statements

50. Please include a footnote disclosure detailing the adjustment recorded to your financial statements and the specific effects of correcting the erroneous cash flow statement presentation. Refer to ASC 250-10-50-7.

51. Please refer to your response to comment 59. Please include disclosure that details your accounting for the Moxisign acquisition as previously requested.   Provide us a comprehensive analysis of your accounting supplementally with your response and include references to the authoritative accounting literature that substantiates your accounting. When accounting for an exchange of shares between entities under common control, the entity that receives the equity interests initially recognizes the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of the transfer. Please clarify.

52. Note 6 states Vantage acquired 51% of Moxisign for $3,643 cash. Direct us to where this payment is reflected on the statement of cash flows.

   Note 3 reports loans received of $134,199, however, the cash flow statement reports loans received of $55,009, a difference of $79,190. Please reconcile and correct the financial statements and disclosure as necessary.

53. You disclose that you do not purchase product liability insurance and that the lack of such coverage exposes you to risks associated with potential product liability claims, which can be significant. Please tell us and revise your disclosures to clarify whether and how you account for this potential future loss.

Exhibits

54. Please file executed copies of the agreements filed as exhibits 10.3 and 10.4.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Iboyla Ignat, Staff Accountant, at (202) 551-3656 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Scott P. Doney, Esq.
    Cane Clark LLP
    3273 E. Warm Springs
    Las Vegas, Nevada 89120